NORTHERN EXPLORATIONS, LTD.
                        470 Granville Street, Suite 1120
                           Vancouver, British Columbia
                                 Canada, V6C 1V5

December 7, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 0361

Attention:   Susann Reilly

Dear Sirs:

Re: Northern Explorations, Ltd. - Registration Statement on Form SB-2
    Amendment No. 4 - File No. 333-125068

Further to your letter dated November 15, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Cover Page of Prospectus

1. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

     We have included updated financial statements for the period ended September 30, 2005 with our amended registration statement on Form SB-2.

2. We repeat our requests in comments number two and three of our prior letter dated September 2, 2005 to use bold face or italics to highlight the information on the cover page and in the risk factor headings.

     Our cross reference to the risk factors section and the risk factor headings are now in bold face and italics.

Directors, Executive Officers, Promoters and Control Persons, page 8

3. Revise to describe in further detail the "marketing, promotion and investor relations services" provided by 416398 B.C. Ltd. dba Micro Cap et al.

     We have clarified that these services involve preparing promotional and investor relations materials, introducing clients to potential underwriters and financiers, and communicating with investment dealers, advisers and shareholders to increase awareness of and interest in the client companies,

4. We note your response to comment seven. Advise us why conflict of interest disclosure is not required regarding Mr. Novis' role as president, secretary, treasurer and a director of International Oil & Gas in connection with Northern Exploration Ltd. We may have further comment.

     International Oil & Gas is solely involved in oil and gas exploration and development, while our company is solely involved in mineral property exploration. Neither company has any intention of acquiring any interest in assets relating to the other company's business sector.

5. Please revise to indicate the number of hours per week that Richard Novis will devote to Northern Explorations.

     We have disclosed that Mr. Novis intends to devote approximately seven hours per week to our affairs.

Security Ownership of Certain Beneficial Owners and Management, page 9

6. Please revise to indicate the number of persons in the group of officers and directors.

     We have revised our disclosure to indicate that the group of officers and directors consists of one person.

Description of Business, page 11

In General, page 11

7. Please revise the fifth paragraph of this section to state, if true, that you will not enter into a merger or acquisition within the next twelve months as requested in comment number 11 of our prior letter dated September 2, 2005. You must address your plan of operations for the next 12 months. Please note our comment number one, as follows, in our letter dated June 29, 2005:

     "Your disclosure indicates the following [indications that you are a blank check company]: that you are an exploration stage company; that you have not yet begun the initial phase of exploration; that you have not yet identified any economic mineralization on your claim and that you have not performed any work on the property to date; that your sole officer and director has no technical training nor technical experience in mineral exploration; that you do not have any verbal or written agreement regarding the retention of any qualified engineer or geologist for this exploration program; that access to the property is only practical by helicopter; that you have no revenues to date; that your payment for the sole claim that you beneficially own has consisted of the stock and selling shareholders are selling in this offering and $2,500 with no additional required expenditures until December 31, 2006; that you have cash of only $27,672; that you do not have any plan in place for any future equity financing or loads; and that the auditor has substantial doubt about your ability to continue as a going concern."

     Our disclosure in our "Description of Business" section indicates that we are involved in the acquisition and exploration of mineral properties. Accordingly, because our stated business includes the acquisition of mineral claims, we may be involved in additional acquisitions in the next twelve months, although no such acquisitions are presently contemplated. We have included the following disclosure in our "Description of Business" section:

     "We are not a `blank check' company as defined in Rule 419 of Regulation C of the Securities Act of 1933. Rule 419 and the corresponding adopting release define a blank check company as a company that has no specific business plan, or merely creates the appearance that it has a specific business plan. Our business plan, as stated herein, is to conduct the geologist recommended phase one and two exploration programs on the Cade claim, as well as any additional exploration work recommended by the independent geologist who oversees these first two phases. In addition, we intend to be engaged in the acquisition and exploration of additional mineral properties.

     We do not have any intention of entering into a merger or acquisition within the next twelve months. Our intention is to continue our exploration programs on the Cade property. As we are in the business of acquiring and exploring mineral properties, we may acquire mineral properties in the future though we do not have any present intention of doing so.

8. We note your statements that Phase I is complete and Phase II is in progress and that Phase II will take one month to complete. We also note your statement that "we commenced the initial phase of exploration on the Cade claim." Additionally, we note your statement that "until we complete the phase one and two programs, which will take the next 12 to 18 months to complete, we will not know..." Revise to reconcile your statements and update your disclosure to address the status of your mineral exploration. We may have further comment.

     We  have  revised  our  disclosure   throughout  our  amended  registration
     statement to address the current status of our mineral property exploration and anticipated future exploration.

Description Location and Access, page 13

9. We repeat comment number 13 of our prior letter dated September 2, 2005, which comment stated:

     "In this filing you have added the disclosure that every time that you conduct exploration on the Cade property, you will incur $1,000 in helicopter costs in order to gain access to it. Please expand to discuss your estimate of the amount of money you will spend for a helicopter before your have completed exploration and development work on the claim.

     Also, provide a general discussion regarding how frequent it is in your industry to explore, develop and mine a claim which one can reached only by helicopter and whether there are indications that this an achievable goal. Disclose the basis for your assertions in this regard. If applicable, support your statements by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry.

     In addition, disclose each material hardship that you must overcome because the claim is accessible only by helicopter, including, but not limited to, whether this circumstance will prolong the process and whether, and how, it will impact your choice of machinery."

     We may have further comment.

     We have clarified our disclosure to indicate that helicopter is the most practical source of accessing the claims during the phase one and two exploration programs when no heavy equipment is required. As we indicated in our previous response, the Cade property is also accessible by road. We have added disclosure in the "Description, Location and Access" subsection to indicate that the road to the claim will need to be improved for a phase three exploration program including drilling or the use of heavy equipment.

Title to the Cade Claim, page 15

10. Revise to update this section to indicate whether the claim deadline extended to August 28, 2006.

     We have revised the section to indicate that the claim deadline has been extended to August 28, 2006.

Geological Report, page 4

11. We repeat comment number 15 in our letter dated September 2, 2005, which comment stated:

     "We have reviewed your response to our prior comment 27. Please expand to disclose, generally, the anticipated activities in the exploration process beyond phases I and II. Please include the reasons and expected cost of that exploration and the expected time frame for that exploration. Your disclosure must describe all anticipated activities in the 12 months following effectiveness of the registration statement. In addition, please specify when you will make the determination whether to continue or not. Describe the criteria you will consider in marking your decision. Please specify your plans if you determine that you will not proceed."

     You have stated in this section that phase I will take on month and, on page 15, that phase II will take one month. Revise to comply with prior comment number 15 in this section and the Plan of Operations section. In addition, please resolve the apparent discrepancies in time frames for phases I and II.

     Also, address the disclosure the information about phase III from Mr. Nicholson's report. Explain the discrepancies between Mr. Nicholson's apparent assumption that you will need to spend $15,000 on a helicopter in phase III and your disclosure that "[o]nce it has been determined that there are economic reserves a mine road would be installed for greater access to the property."

     We have updated and revised our disclosure regarding the phase one and two exploration programs on the Cade property. As well, we have disclosed details of the phase three exploration program described in Mr. Nicholson's report.

     The helicopter budget of $15,000 relates to the airborne electromagnetic survey to be completed on the claims during phase three. It does not relate to our means of access to the claims. We have also revised our disclosure to clarify that we will access the property by upgraded road for future exploration involving heavy equipment. A mine road will not be installed until and if economic reserves are discovered on the Cade property.

Plan of Operations, page 17

12. Revise to describe Phase II in greater detail. Specify the activities involved and disclose the time frame and cost of each activity.

     We have revised the "Plan of Operations" section to describe Phase II and III in greater detail, including the time frame and cost of each activity.

Exhibits

13. Please remove from the list of exhibits the geological report of Mr. Nicholson. Industry Guide 7 does not allow the attachment of technical report to SEC documents. In the future, please provide it supplementally rather than as an exhibit.

     We have removed the geological report from our list of exhibits.

Yours truly,

/s/ Richard Novis
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Northern Explorations Inc.
Richard Novis, President